FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                                                                                                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                                                                                                                                                          No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                                                                                                                                                          No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                          No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Included in this Report of Foreign Private Issuer on Form 6-K is information regarding Forward Pharma A/S’s financial results for the fiscal quarter ended September 30, 2014.  Unless otherwise indicated or the context otherwise requires, all references in this report to “Forward Pharma A/S” refer to Forward Pharma, and all references to “we,” “us,” “our,” “Forward Pharma,” the “Company” or similar terms refer to Forward Pharma A/S or Forward Pharma A/S and its wholly owned subsidiaries, Forward Pharma GmbH and Forward Pharma USA, LLC, as the context may require.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this report may constitute “forward-looking statements” of the Company within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to: statements which contain language such as: “believe,”“expect,” “hope,” “would” and “potential.”  Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the Company’s ability to obtain issued patents with protective claims; the commencement of any patent interference or infringement action; the Company’s ability to prevail in or obtain a favorable decision in any such action; and the Company’s ability to recover damages in any such action; uncertainties relating to our development plans; risks and uncertainties related to the scope, validity; and the enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property of third parties. Given the uncertainties, assumptions and risk factors associated with this type of information, including those described above, investors are cautioned that the information may not be appropriate for other purposes.

Condensed consolidated statement of financial position as of September 30, 2014, unaudited, and December 31, 2013

Assets

	Notes	September 30, 2014	December 31, 2013
		(unaudited)
		USD ‘000	USD ‘000
Property, plant and equipment		7	5
Total non-current assets		7	5
Other receivables		164	332
Income tax receivable		196	100
Prepayments		36	207
Other assets	2.3	3,620	—
Cash and cash equivalents		16,861	2,955
Total current assets		20,877	3,594
Total assets		20,884	3,599

Deficit and Liabilities

	Notes	September 30, 2014	December 31, 2013
		(unaudited)
		USD ‘000	USD ‘000
Share capital	3.1	315	287
Share premium		58,177	26,697
Foreign currency translation reserve		-852	-1,486
Accumulated deficit		-65,484	-51,913
Deficit attributable to equity holders of the parent		-7,844	-26,415
Total deficit		-7,844	-26,415
Convertible loans including accrued interest	2.1	24,357	—
Total non-current liabilities		24,357	—
Convertible loans			2,613
Trade and other payables		4,371	1,277
Net settlement obligation to shareholder warrants	3.2	—	26,124
Current liabilities		4,371	30,014
Total liabilities		28,728	30,014
Total deficit and liabilities		20,884	3,599

See accompanying notes to these condensed consolidated interim financial statements

Unaudited condensed consolidated statement of profit or loss for the three month and nine month periods ended September 30, 2014 and 2013

		Three month period ended September 30		Nine month period ended September 30
	Notes	2014	2013	2014	2013
		USD ‘000	USD ‘000	USD ‘000	USD’000
Research and development costs		-1,795	-3,332	-6,616	-6,314
General and administrative costs	2.3	-2,538	-242	-5,156	-627
Operating loss		-4,333	-3,574	-11,772	-6,941
Fair value adjustment to net settlement obligation to shareholder warrants	3.2	—	42	-988	2,126
Other finance costs including the fair value adjustment of the convertible loans	2.1	-4,272	-1	-4,397	-13
Net loss before tax		-8,605	-3,533	-17,157	-4,828
Income tax benefit		55	27	112	114
Net loss for the period		-8,550	-3,506	-17,045	-4,714
Attributable to:
Equity holders of the parent		-8,550	-3,506	-17,045	-4,714

Net loss per share:	2.4
Basic loss per share		-0.27	-0.12	-0.54	-0.16
Diluted loss per share		-0.27	-0.12	-0.54	-0.22

See accompanying notes to these condensed consolidated interim financial statements

Unaudited condensed consolidated statement of other comprehensive loss/profit for the three month and nine month periods ended September 30, 2014 and 2013

	Three month period ended September 30,		Nine month period ended September 30
	2014	2013	2014	2013
	USD ‘000	USD ‘000	USD’000	USD’000
Net loss for the period	-8,550	-3,506	-17,045	-4,714
Other comprehensive loss
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	467	-578	634	-415
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	467	-578	634	-415
Other comprehensive income (loss) for the period net of tax	467	-578	634	-415
Total comprehensive loss for the period net of tax	-8,083	-4,084	-16,411	-5,129

Attributable to:
Equity holders of the parent	-8,083	-4,084	-16,411	-5,129

See accompanying notes to these condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in shareholders’ equity for the nine month periods ended September 30, 2014 and 2013

	Notes	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity/ deficit
		USD ‘000	USD ‘000	USD ‘000	USD ‘000	USD ‘000

At January 1, 2013		278	16,637	-369	-36,796	-20,250
Net loss for the period		0	0	0	-4,714	-4,714
Other comprehensive loss		0	0	-415	0	-415
Total comprehensive loss		0	0	-415	-4,714	-5,129
Issue of share capital for cash		5	5,161	0	0	5,166
Conversion of interest-bearing convertible loans to share capital		3	2,100	0	0	2,103
Costs related to capital increases		0	-8	0	0	-8
Share-based payment costs		0	0	0	359	359
Transactions with owners		8	7,253	0	359	7,620
At September 30, 2013		286	23,890	-784	-41,151	-17,759

At January 1, 2014		287	26,697	-1,486	-51,913	-26,415
Net loss for the period		0	0	0	-17,045	-17,045
Other comprehensive income		0	0	634	0	634
Total comprehensive income/loss		0	0	634	-17,045	-16,411
Issue of share capital	3.1	3	2,005	0	0	2,008
Costs related to capital increases		0	-8	0	0	-8
Exercise of warrants	3.1	25	29,483	0	0	29,508
Share-based payment costs	2.2	0	0	0	3,474	3,474
Transactions with owners		28	31,480	0	3,474	34,982
At September 30, 2014		315	58,177	-852	-65,484	-7,844

See accompanying notes to these condensed consolidated interim financial statements

Unaudited condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2014 and 2013

		Nine month period ended September 30
	Notes	2014	2013
		USD ‘000	USD ‘000
Net loss before tax		-17,157	-4,828
Adjustments to reconcile net loss/profit before tax to net cash flow:
Fair value adjustment to net settlement obligation to shareholder warrants		988	-2,126
Fair value adjustment of convertible loans	3.2	3,887	—
Other finance costs		989	13
Share-based payment costs	2.2	3,474	359
Depreciation charge for the year		2	1
Change in other receivables, prepayments and other assets		-3,664	-189
Change in trade and other payables		3,534	1,944
Interest paid		-192	1
Net cash flows used in operating activities		-8,139	-4,825
Investing activities
Purchase of tangible assets		-5	-1
Financing activities
Shares issued for cash	3.1	1,982	5,184
Transaction costs of capital increase		-6	-8
Proceeds from borrowings	2.1	21,284
Net cash flows from financing activities		23,260	5,176
Net increase in cash and cash equivalents		15,116	350
Net foreign exchange differences		-1,210	16
Cash and cash equivalents at January 1		2,955	828
Cash and cash equivalents at September 30		16,861	1,194

See accompanying notes to these condensed consolidated interim financial statements

Notes to Unaudited Condensed Consolidated Financial Statements

Corporate Information

Forward Pharma A/S, is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The Company’s unaudited interim condensed consolidated financial statements include the Company’s wholly-owned German and United States of America subsidiaries Forward Pharma GmbH and Forward Pharma USA, LLC respectively (Forward Pharma A/S collectively with its subsidiaries is referred to as the “Company”) All intercompany transactions and balances have been eliminated in consolidation. The Company’s Board of Directors by resolution authorized the issuance of the financial statements included herein on December 19, 2014.

The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”) for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a proprietary formulation of DMF that the Company plans to advance for the treatment of MS and other immune disorders, such as psoriasis.

Public Listing of American Depositary Shares representing Ordinary Shares

During October 2014 Forward Pharma A/S completed the initial public offering (“IPO”) of American Depositary Shares representing ordinary shares of Forward Pharma A/S in the United States and issued 10.5 million American Depositary Shares (“ADS”) at a price per ADS of $21.00 (ticker “FWP”) on the NASDAQ to investors. Each ADS represents one ordinary share. Proceeds received by Forward Pharma A/S were approximately $205.1 million after the underwriters’ commission and before other expenses. The ordinary shares have a per share nominal value of 0.10 DKK or Danish Kroner. Each ordinary share is entitled to one vote. Prior to the IPO, all Forward Pharma A/S’s outstanding Class A and Class B shares were converted into ordinary shares (“Share Conversion”), approximately 114,000 ordinary shares were issued to the Class B shareholders (“Class B Award”) in consideration for amendments to certain contractual rights held by the Class B shareholders and finally an additional 1.6 million ordinary shares (“Proportional Shares”) were issued to all shareholders in proportion to their respective ownership. (The Class B Award and the Proportional Shares are collectively referred to as the “Bonus Shares”) In addition, a share split of 10 for 1 (“Share Split”) was completed prior to the IPO. Upon the completion of the IPO in October 2014, Forward Pharma A/S will account for the Class B Award as a preferential share issuance that will result in an increase in the loss available for ordinary shareholders of approximately $43 million. All share and per share information included herein has been adjusted to reflect the issuance of the Proportional Shares and the Share Split as if they had occurred at the beginning of each respective period. The issuance of the Share Conversion and the issuance of the Class B Award are not reflected herein unless specifically stated.

On November 11, 2014, the underwriters exercised a portion of their over-allotment option thereby increasing the number of ADSs issued in the IPO by 699,980 ordinary shares yielding additional proceeds to Forward Pharma A/S, after the underwriters’ commission and before other expenses, of approximately $13.7 million. The underwriters’ over-allotment option has now expired.

Liquidity

As of September 30, 2014 the Company had approximately $16.9 million in cash and cash equivalents. For the nine months ended September 30, 2014 and the year ended December 31, 2013 the Company used cash in operations totaling approximately $8.1 million and $8.4 million respectively. The Company currently has no commercial products or revenue and does not expect any for the foreseeable future. During the three months ended September 30, 2014 the Company received approximately $21 million in proceeds pursuant to the two convertible notes that are discussed in Note 2.1 and, as discussed above, during October 2014 the Company successfully completed an IPO in the United States raising proceeds of approximately $218.8 million, including the proceeds from the underwriters’ exercise of a portion of their over-allotment in November 2014, after the underwriters’ commission and before other expenses. Management believes, based on current estimates, that cash and cash equivalents held at September 30, 2014 combined with the proceeds from the IPO will be adequate to allow the Company to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business beyond the next twelve months. Should the Company experience unforeseen expenses or other usages of cash the effect could negatively impact management’s estimated operating results. The Company may need to raise funds to complete the development and commercialization of FP 187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain geographies. There can be no assurances that the Company will be able to obtain additional financing if needed in the future. The long-term success of the Company will be based on successfully commercializing FP 187 and defending its intellectual property. There can be no assurance that the Company will commercialize a product, achieve or sustain positive cash flows from operations or become profitable.

Section 1 —Basis of Preparation

1.1                               Accounting policies

Basis of preparation

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 and the comparable periods presented have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all the information and disclosures required in annual financial statements for each of the years ended December 31, 2013 and 2012, and should be read in conjunction with the Company’s audited annual financial statements included in the Company’s Registration Statement on Form F-1 filed with the Unites States Securities & Exchange Commission.  In the opinion of management, the interim financial statements as of September 30, 2014 and for the periods ended September 30, 2014 and 2013 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The 2013 year-end balance sheet data was derived from the audited financial statements but does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”.) The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”.)

The Company has adopted all new IFRS, amendments to existing IFRS’ and IFRIC interpretations (collectively “Standards”) that are mandatory for accounting periods beginning on or before January 1, 2014. The adoption of the Standards did not have an impact on the Company’s accounting policies.

1.2                               Significant estimates and assumptions

Significant estimation uncertainty is associated with the following items:

Valuation of convertible notes (Note 2.1)

Valuation of share-based payments note (Note 2.2)

Section 2 —Results for the Period

2.1                               Convertible Notes

Forward Pharma A/S during 2014 entered into two convertible note agreements that are discussed in more detail below whereby Forward Pharma A/S borrowed € 8.35 million and $10 million respectively.

On May 30, 2014 Forward Pharma A/S entered into a convertible loan agreement (“Euro Bridge”) with NB FP Investment II K/S a related party including management. The terms of the Euro Bridge allowed Forward Pharma A/S to borrow up to € 8.35 million in installments. Outstanding borrowings accrue interest at an annual rate of 10% payable, with principal, on December 31, 2018. The full € 8.35 million was borrowed during the three months ended September 30, 2014. The Euro Bridge contained an optional conversion provision in the event that the IPO did not occur whereby the lender could have converted the outstanding principal and accrued interest into Forward Pharma A/S’s Class B shares as defined. There was a mandatory conversion provision that was triggered in October 2014 as the result of Forward Pharma A/S’s successfully completing the IPO whereby the Euro Bridge plus accrued interest converted into approximately 602,000 ordinary shares of Forward Pharma A/S after the Share Split and the Bonus Share adjustments. The Euro Bridge conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest for Euro Bridge totaled approximately $124,000 at September 30, 2014. On August 6, 2014 Forward Pharma A/S entered into a convertible loan agreement (“USD Bridge”) with BVF Forward Pharma L.P. a related party. The terms of the USD Bridge are similar to the Euro Bridge except that Forward Pharma A/S could borrow $10 million. The full $10 million was borrowed during the three months ended September 30, 2014. The USD Bridge plus accrued interest converted into approximately 566,000 ordinary shares of Forward Pharma A/S, after the Share Split and the Bonus Share adjustments, in connection with the IPO in October 2014. The USD Bridge conversion rate represented a 15% discount from the fair value of the ordinary shares issued and was accounted for as discussed below. Accrued interest for the USD Bridge totaled approximately $72,000 at September 30, 2014. For financial reporting purposes, the Euro Bridge and the USD Bridge loans are carried to fair value at September 30, 2014 and the change in fair value from issuance date to September 30, 2014 has been reflected in net loss for the three and nine month periods ended September 30, 2014. This accounting treatment is the result of the derivative associated with the conversion feature deemed to be not closely related the debt host. For the three and nine-month period ended September 30, 2014 there was a loss of approximately $3.9 million representing the increase in fair value of the Euro Bridge and the USD Bridge. Part of the loss recorded in net loss for the three and nine-month period ended September 30, 2014 was attributable to the 15% conversion rate discount as it effectively increased the fair value of the Euro Bridge and the USD Bridge. As discussed in more detail in Note 3.2, the Euro Bridge and the USD Bridge meet the definition of a Level 2 financial instrument for purposes of determining fair value.

2.2                               Share-based awards

The 2014 Omnibus Equity Incentive Compensation Plan

During July 2014 the Forward Pharma A/S’s Board of Directors approved the 2014 Omnibus Equity Incentive Compensation Plan (the “Equity Plan”.) The Equity Plan was amended in August 2014. Under the Equity Plan the Board of Directors, or a committee appointed by the Board of Directors (collectively the “Committee”), may grant awards (as defined below) to employees, consultants and directors. At the inception of the Equity Plan there were approximately 3.1 million ordinary shares available for grant under the Equity Plan. Awards can be in the form of ordinary shares, deferred shares, restricted shares or share options with terms and vesting conditions determined by the Committee. The Equity Plan contains anti-dilution provisions in the event of a stock split or similar corporate transaction.

Since the inception of the Equity Plan the Committee awarded approximately 569,000 deferred shares (“Deferred Shares”) to the Company’s Chief Financial Officer. The Deferred Shares give the holder no rights as a shareholder until the Deferred Shares vest. In addition, approximately 470,000 share options (“Share Options”) were awarded to employees, including approximately 379,000 awarded to the Company’s Chief Financial Officer, that allow the holder to purchase an equal number of ordinary shares at an exercise price per ordinary share of $21.00. In addition, approximately 89,000 warrants were granted to a Director at an exercise price of $11.02 per share. The Deferred Shares, the Share Options and the warrants vest over four years with accelerated vesting under certain situations including a change in control as defined. The aggregate fair value of the Deferred Shares, the Share Options and the warrants on the date of award totaled approximately $9.2 million, $5.9 million and $1.1 million respectively and will be expensed over four years unless the accelerated vesting provisions are triggered.

Warrants

Prior to the adoption of the Equity Plan, the Company awarded warrants to employees, consultants and key members of management (“Non-plan Awards”). Each warrant entitles the holder to purchase one ordinary share. During June 2014, approximately 89,000 warrants were granted to a consultant at an exercise prices of $0.67 per share. Approximately 53,000 of the warrants vested immediately and the balance vest over 18 months with accelerated vesting under certain situations including a change in control as defined. In addition, approximately 1.6 million warrants were modified to extend the expiration date or similar by two, six or seven months that have a weighted average exercise price of $1.21. The aggregate fair value of the warrants issued during the nine months ended totaled approximately $169,000 and the financial statement impact of the warrants modified was immaterial. In addition warrants that allowed for the subscription of shares which equals 135,330 ordinary shares after the Share Split and the Proportional Shares adjustments were exercised during July 2014 yielding gross proceeds to the Company of approximately $92,000.

The aggregate share-based compensation expense included in operating results from awards granted under the Equity Plan and the Non-plan Awards for the three and nine-month periods ended September 30, 2014 was approximately $2.0 million and $3.5 million, respectively, compared to approximately $213,000 and $359,000 recognized in the three and nine month periods ended September 30, 2013, respectively.

The table below summarizes the activity for the nine months ended September 30, 2014 for awards under the Equity Plan and Non-Plan Awards and the weighted average exercise price (“WAEP”.) The table below does not include the Deferred Shares discussed above:

	Options and warrants:
	Key	Employees
	Management	and	Total
	Personnel	Consultants	Warrants	WAEP

Outstanding at 1 January 2014	589,799	1,859,884	2,449,683	$1.47
Granted during the period	468,643	180,030	648,673	$2.46
Exercised during the period	—	(135,330)	(135,330)	$0.67
Expired during the period	—	(109,262)	(109,262)	$0.67
Outstanding at September 30, 2014	1,058,442	1,795,322	2,853,764	$1.76

Exercisable at September 30, 2014	259,714	1,965,323	2,225,037

The weighted average remaining contractual life of options and warrants outstanding is approximately 2.8 years as of September 30, 2014.

The table below summaries the range of exercise prices, after converting where applicable exercise prices stated in Danish Krone to USD, for options and warrants outstanding as of September 30, 2014. The table below does not include the Deferred Shares discussed above:

Number
Exercise price ($ per share)
0.67	780,009
0.95	220,201
1.19	54,240
1.43	1,114,928
8.85	124,810
11.02	89,150
21.00	470,426

Total	2,853,764

The table below summaries the inputs to the model used to value options and warrants, including the warrants that were modified, for the nine months ended September 30, 2014:

Dividend yield (%)	0%
Expected volatility (%)	84 – 110
Risk-free interest rate (%)	0.0 to 0.4
Expected life of warrants (years)	1.5 to 5
Share price ($)	21 DKK or $21.00 USD
Model used	Black Scholes
Basis for determination of share price	DCF-model or IPO price
Average fair value per options and warrants granted	12.28 USD

All amounts presented in this Note have been adjusted to reflect the Proportional Shares and the Share Split as if they had occurred at the beginning of the period. Amounts disclosed herein may be different from amounts previously reported as the result of changes in exchange rates.

2.3                               Other assets and general and administrative expense

The Company has incurred direct and incremental costs associated with its IPO that have been deferred and included in other assets. Such costs totaled approximately $3.6 million as of September 30, 2014. Following the completion of the IPO in October 2014, such deferred costs will be offset against the proceeds received from the IPO. In addition, during the three and nine month periods ended September 30, 2014, the Company incurred costs that were directly associated with the IPO but were not incremental and therefore were not eligible for deferral, which were included in general and administrative expenses. Such amounts totaled $1.6 million for the nine month period ended September 30, 2014 and were not significant for the three months ended September 30, 2014.

2.4                               Loss/Profit per share

The following reflects the net loss/profit and share data used in the basic net loss per share computations:

	Three month period ended September 30		Nine month period ended September 30
	2014	2013	2014	2013
	USD’000	USD’000	USD’000	USD’000
Net loss	-8,550	-3,506	-17,045	-4,714
Less: loss attributable to holders of Class B preferred shares	270	74	560	54
Net loss attributable to ordinary equity holders of the parent for basic per share	-8,280	-3,432	-16,485	-4,660
Reversal of fair value gain on net settlement obligation for investor warrants after adjustment to the amount allocated to Class B preferred shares	—	—	—	-2,156
Adjusted loss used for dilutive per share	-8,280	-3,432	-16,485	-6,816
Weighted average number of ordinary shares, basic earnings per share	31,090	28,498	30,318	28,498
Diluted effect of potential ordinary shares	—	—	—	2,460

Weighted average number of ordinary shares, diluted	31,090	28,498	30,318	30,958
Net loss per share, basic	-0.27	-0.12	-0.54	-0.16
Net loss per share, diluted	-0.27	-0.12	-0.54	-0.22

Basic loss per share amounts are calculated by dividing the net loss for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Due to the fact that the Company has incurred losses and there was no gain on the net settlement obligation for shareholder warrants for the three and nine month periods ended September 30, 2014 and the three month period ended September 30, 2013, potential shares issuable upon the assumed exercise of Deferred Shares, Share Options and warrants have not been considered in computing diluted loss per share since the effect would be anti-dilutive. Accordingly, basic and diluted losses per share amounts are the same for each of those respective periods. For the nine month period ended September 30, 2013, the Company reported a significant fair value gain related to the fair value adjustment to the net settlement obligation for the investor warrants. The effect of reversing this gain exceeds the effect of allocating the net loss for the period to the additional shares to be issued on the assumed exercise of the investor warrants. Therefore, the investor warrants have a dilutive effect on loss per share for the nine month period ended September 30, 2013.

Section 3 — Capital Structure and Financial Risk and Related Items

3.1                               Equity and capital management

Share capital

The following table summarizes the Forward Pharma A/S’s share activity for the nine months ended September 30, 2014:

	Class A ordinary shares	Class B preferred shares
	No.	No.

January 1, 2014	28,501,790	856,018
Capital increase for cash	—	157,635
Cashless settlement of interest-bearing convertible loans upon exercise of warrants	2,456,083	—
Exercise of investor warrants for cash	4,636	—
Exercise of warrants for cash	135,330	—
September 30, 2014	31,097,839	1,013,653

The proceeds received pursuant to the issuance of 157,635 Class B shares for cash totaled approximately $1.9 million. The issuance price per Class B share was approximately $12.11.

During March 2014 a convertible loan that had been accruing interest at a rate of 20% per annum in the amount of approximately $2.5 million that was held by Nordic Biotech Opportunity Fund K/S, a shareholder, was converted into 2,456,083 Class A shares.

During the nine months ended September 30, 2014, Forward Pharma A/S issued 4,636 and 135,330 Class A shares at per share prices of approximately $1.07 and $0.68 respectively yielding aggregate proceeds of approximately $5,000 and $92,000 respectively.

All amounts presented in this Note have been adjusted to reflect the Proportional Shares and the Share Split as if they had occurred at the beginning of the period.

Capital Management

For the purpose of the Company’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Company’s capital management is to maximize the shareholder value

The board of directors’ policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of the Company’s product pipeline and business in general. Liquid assets are invested with the objective to minimize counterparty and market risks by matching expected cash flows and currencies with highly rated financial instruments. The Company’s intent is to hold investments to maturity.

3.2                               Financial assets and liabilities

Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels of IFRS 7:

Level 1:    Quoted (unadjusted) prices in active markets for identical assets or liabilities.  The Company does not have financial instruments allocated to this level for any of the periods presented.

Level 2:  Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.  Forward Pharma A/S’s Euro Bridge and USD Bridge are allocated to this level.

Level 3:  Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.  The financial instruments that the Company has allocated to this level comprise net settlement obligations to shareholders’ investor warrants and share based awards as discussed in Note 2.2.

For all periods presented there were no transfers of a financial instrument between Level 1, Level 2 or Level 3.

Net settlement obligation to investor warrants

On May 31, 2011, Nordic Biotech Opportunity Fund K/S, one of the Company’s shareholders was granted 138,010 warrants without pre-emption rights for the Company’s other shareholders. The warrants entitled the holder to subscribe for an equal number of Class A ordinary shares (that equals 2,460,719 ordinary shares after the issuance of Proportional Shares and the Share Split) at an exercise price of approximately $1.01 per ordinary share. Alternatively, the warrant holder could elect to exercise the warrants by reducing the number of shares and reducing the exercise price by the reduction in number of shares multiplied by the per share fair value (net share settlement). The warrants were granted in connection with a capital increase made by the shareholder on the same date.

The investor warrants were classified as a derivative financial instrument due to the fact that the holder could elect net share settlement and were recorded within current liabilities on the statement of financial position at December 31, 2013. The warrants were exercised on March 17, 2014 in a single transaction in which Class A shares that equal 2,460,718 ordinary shares (after the issuance of Proportional Shares and the Share Split) were issued for cash consideration of approximately $5,000 and the balance in consideration for the cancellation of a convertible loan.  Fair value as of the exercise date amounted to approximately $27 million and was transferred to share premium within shareholder’ equity as of that date.

Fair value is based on unobservable input (level 3). The most significant assumptions applied in determining fair value are:

March 17, 2014
Expected life in years	0.2
Expected volatility (%)	66
Underlying share price ($)	12.06

Expected volatility and underlying share-price are determined as set out in section 2.2 in respect of share-based payments.

Reconciliation of fair value measurement (USD’000):

2014
Carrying amount at January 1, 2014	26,124
Fair value adjustment recognized in financial costs	1,005
Exercise of shareholder warrant	-26,969
Exchange differences on translation to presentation currency	-160
Carrying amount as of September 30, 2014	0

Significant estimation uncertainty regarding valuation of net settlement obligation to investor warrants

Determination of fair value of the net settlement obligation related to investor warrants is associated with significant estimation uncertainty due to the fact that the shares of the Company were not traded in an active market during the period the investor warrants were outstanding. Therefore the Company used a complex discounted cash flow valuation model (“DCF Model”) to value the investor warrants. The DCF Model required numerous subjective inputs be used where small changes in any one input could have resulted in significantly different outcome. The expected future cash flows used in the DCF Model were based on long-term strategic plans to develop and commercialize FP 187. Important considerations included the uncertainty associated with long-term forecasts, likelihood of product approval and commercialization, timing of product launches, market uptake, underlying prices and implications of various healthcare reforms, health insurance reimbursement assumptions, and working capital and growth assumptions. The DCF Model used to value the investor warrants as of the exercise date, March 17, 2014, incorporated an assumed weighted average cost of capital rate of 11.7%. The assumptions in respect of expected future cash flows remained unchanged from those used to determine the fair value of the shareholder warrants at December 31, 2013.

Valuation of convertible loans

As discussed in Note 2.1, as of September 30, 2014 the Company has two convertible loans (“Loans”) outstanding that are carried at fair value with changes in fair value from period to period reflected in net loss. Since there is no active market where the Loans are traded, determining fair value requires the Company to use an alternative approach that is discussed in more detail as follows. Since the terms of the Loans mandate that the Loans automatically convert to ordinary shares at a 15% discount to the per share price of the IPO upon the completion of the IPO and since the IPO occurred shortly after September 30, 2014, we have determined that, based on the facts and circumstances, to use the settlement value based on the IPO price (adjusted for the 15% discount) as the primary assumption in determining the fair value of the Loans at September 30, 2014. While we believe the assumption we have used to determine the fair value of the Loans at September 30, 2014 is reasonable, if a different approach and/or assumptions were used the resulting fair value of the Loans could be different from the amounts reflected herein.

Section 4 — Other Disclosures

4.1                               Related party disclosures

As of September 30, 2014, the Company was controlled by NB FP Investment K/S. The ultimate controlling party of the Company is Florian Schönharting who controls NB FP Investment K/S through Tech Growth Invest ApS. NB FP Investment K/S obtained control on January 19, 2013. Until that date, no single party controlled the Company.

The following tables provides the total amount of transactions with entities controlled by Florian Schönharting for the three and nine-month periods ending September 30, 2014 and 2013

	Nine-month period ended
	2014	2013
	USD’000	USD’000

Interest paid	192	0
Purchase of services	46	45

	Three-month period ended
	2014	2013
	USD’000	USD’000

Purchase of services	15	13

The above tables exclude the related party transactions disclosed in note 2.1

Terms and conditions of transactions with related parties

Related parties transactions are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the period-end are unsecured and interest free. There have been no guarantees provided or received from any related party. For the nine-months periods ended September 30, 2014 and for the year ended December 31, 2013, the Company did not record any impairment losses in connection with amounts owed by related parties.

Transactions with key management

The Group has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the Board of Directors or key management personnel.

Other than the remuneration, including share-based payment, the participation in the financings discussed in note 2.1 and the items discussed above, no other significant transactions have taken place with members of the Board of Directors or key management personnel during the three and nine- month periods ending September 30, 2014 and 2013 respectively.

4.2                               Events Subsequent to the reporting period

Except for the IPO, and related transactions as disclosed within Corporate Information, and the conversion of the Loans as discussed in Note 2.1, there have been no material events that have occurred subsequent to September 30, 2014. Approximately $181 million of the IPO proceeds have been invested in debt instruments issued by the governments of Germany, Great Britain and the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements, including the notes thereto, included elsewhere herein as well as our Registration Statement on Form F-1 filed with the Securities Exchange Commission on August 11, 2014, as amended, and declared effective on October 14, 2014 that includes our audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012, the unaudited condensed consolidated financial statements as of June 30, 2014 and for the six month periods ended June 30, 2014 and 2013, risk factors as well as other important information about the Company. The following discussion is based on our consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in forward-looking statements.

Overview

Forward Pharma A/S is a Danish biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”) for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a proprietary formulation of DMF that the Company plans to advance for the treatment of MS and other immune disorders, such as psoriasis.

We are a company with a limited number of employees and outsource the majority of our activities to external consultants and suppliers. We are comprised of a Danish incorporated parent company, Forward Pharma A/S, and a wholly owned subsidiary incorporated in Germany, Forward Pharma GmbH, and a wholly owned subsidiary formed in the United States, state of Delaware, Forward Pharma USA, LLC.

Public Listing of American Depositary Shares representing Ordinary Shares

During October 2014 Forward Pharma A/S completed the initial public offering (“IPO”) of American Depositary Shares representing ordinary shares of Forward Pharma A/S in the United States and issued 10.5 million American Depositary Shares (“ADS”) at a price per ADS of $21.00 to investors. Each ADS represents one ordinary share. Proceeds received by Forward Pharma A/S were approximately $205.1 million after the underwriters’ commission and before other expenses.

On November 11, 2014, the underwriters exercised a portion of their over-allotment option thereby increasing the number of ADSs issued in the IPO by 699,980 ordinary shares yielding additional proceeds to Forward Pharma A/S, after the underwriters’ commission and before other expenses, of approximately $13.7 million. The underwriters’ over-allotment option has now expired. After the IPO, including the partial exercise of the underwriters’ over-allotment, we have approximately 46.5 million ordinary shares outstanding. The ordinary shares have a per share nominal value of 0.10 DKK or Danish Kroner. Each ordinary share is entitled to one vote. Prior to the IPO, all Forward Pharma A/S’s outstanding Class A and Class B shares were converted into ordinary shares, approximately 114,000 ordinary shares were issued to the Class B shareholders in consideration for amendments to certain contractual rights held by the Class B shareholders (“Class B Award”) and provided for the issuance of an additional 1.6 million ordinary shares were issued to all shareholders in proportion to their respective ownership. In addition, a share split of 10 for 1 was completed prior to the IPO. Upon the completion of the IPO in October 2014, Forward Pharma A/S will account for the Class B Award as a preferential share issuance that will result in an increase in the loss available for ordinary shareholders of approximately $43 million.

Liquidity

As of September 30, 2014 the Company had approximately $16.9 million in cash and cash equivalents. For the nine months ended September 30, 2014 and the year ended December 31, 2013 the Company used cash in operations totalling approximately $8.1 million and $8.4 million respectively. The Company currently has no commercial products or revenue and does not expect any for the foreseeable future. During the three months ended September 30, 2014 the Company received approximately $21 million in proceeds pursuant to the two convertible notes. Additionally, during October 2014 the Company successfully completed an IPO in the United States raising proceeds of approximately $218.8 million, including the proceeds from the underwriters’ exercise of a portion of their over-allotment in November 2014, after the underwriters’ commission and before other expenses. Management believes, based on current estimates, that cash and cash equivalents held at September 30, 2014 combined with the net proceeds from the IPO will provide adequate funding to allow the Company to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business beyond the next twelve months. Unforeseen expenses or other usages of cash could negatively impact management’s expected operating results and liquidity. The Company may need to raise funds to complete the development and commercialization of FP187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain geographies. There can be no assurances that the Company will be able to obtain additional financing if needed in the future. The long-term success of the Company will be based on successfully commercializing FP187 and defending its intellectual property. There can be no assurance that the Company will commercialize a product, achieve or sustain positive cash flows from operations or become profitable.

Results of Operations

Comparison of the three month periods ended September 30, 2014 and 2013

	Three month period ended September 30, (Unaudited)
	2014	2013	Change %
	(USD in thousands)

Research and development costs	$(1,795)	$(3,332)	46.1
General and administrative costs	(2,538)	(242)	948.8
Operating loss	(4,333)	(3,574)	21.2
Fair value adjustment to net settlement obligations to shareholder warrants	(0)	42	NM
Other finance costs	(4,272)	(1)	NM
Finance cost (net)	(4,272)	41	105.2
Net loss before tax	$(8,605)	$(3,533)	(143.6)

“NM” Not meaningful

Research and development costs for the three month periods ended September 30, 2014 and 2013

The research and development related costs for the three month periods ended September 30 were $3.3 million and $1.8 million in 2013 and 2014, respectively. Development costs decreased from $2.4 million in 2013 to $542,000 in 2014 primarily due to reduced use of external venders to support our clinical development activities conducted in the quarter ended September 30, 2014 as we focused our attention on the planning for our Phase 3 clinical trial using FP 187 for the treatment of MS using primarily internal resources. The decrease in development costs period to period was partially offset by an increase in patent related costs. Expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to prepare for the possible interference case with the USPTO involving Biogen’s U.S. Patent No. 8,399,514, as well as opposition proceedings with the European Patent Office (“EPO”) in Europe, increased from $441,000 in 2013 to $1.1 million in 2014. Other research and development costs were consistent period over period. We anticipate that with the completion of our IPO our rate of spend for research and development will increase significantly as plans for our phase 3 trial for MS progresses.

General and administrative costs for the three month periods ended September 30, 2014 and 2013

The general and administrative costs for the three month period ended September 30 increased substantially from $242,000 in 2013 to $2.5 million in 2014 primarily because share-based compensation increased from zero in 2013 to $1.7 million in 2014 due to new hires including our Chief Financial Officer in August 2014. In addition, during the three months ended September 30, 2014 we opened an office in the United States hired additional personnel and engaged an investor relations firm that resulted in additional expenses of $250,000.

Finance costs (net) for the three month periods ended September 30, 2014 and 2013

Finance costs (net) for the three month period ended September 30 increased substantially from $41,000 benefit in 2013 to $4.3 million expense in 2014. Finance costs for the three months ended September 30, 2014 included interest expense on two convertible loans (“Loans”) that were drawn down during the three months ended September 30, 2014 and an adjustment to increase the carrying value of the Loans to fair value resulting in a loss of approximately $3.9 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Neither of the Loans were in existence for the comparable period in 2013. Accordingly, at the time of the Company’s IPO in October 2014, the Loans converted into approximately 1.2 million ordinary shares. The $42,000 benefit recognized in 2013 was the result of decrease in the fair value of the net settlement obligation of investor warrants resulting from a reduction in the estimated term used to value the investor warrants as management changed this assumption based on new information that indicated that the investor warrants would be exercised after five months compared to earlier estimates of a longer term.

Comparison of the nine month periods ended September 30, 2014 and 2013

	Nine month period ended September 30, (Unaudited)
	2014	2013	Change %
	(USD in thousands)

Research and development costs	$(6,616)	$(6,314)	4.8
General and administrative costs	(5,156)	(627)	722.3
Operating loss	(11,772)	(6,941)	69.6
Fair value adjustment to net settlement obligations to shareholder warrants	(988)	2,126	146.5
Other finance costs	(4,397)	(13)	NM
Finance cost (net)	(5,385)	2,113	354.9
Net loss before tax	$(17,157)	$(4,828)	(255.4)

“NM” Not meaningful

Research and development costs for the nine month periods ended September 30, 2014 and 2013

Research and development related costs for the nine month periods ended September 30 were $6.3 million and $6.6 million in 2013 and 2014, respectively. The $300,000 increase in 2014 resulted primarily from expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to prepare for the possible interference case with the USPTO involving Biogen’s U.S. Patent No. 8,399,514, as well as opposition proceedings with the EPO increased from $840,000 in 2013 to $2.3 million in 2014. In addition, share-based compensation increased from $359,000 in the nine month period ended September 30, 2013 to $1.8 million in the nine month period ended September 30, 2014, resulting from grants made during 2014. Offsetting these increases was a reduction in the use of external venders to support our clinical development activities conducted in the nine month period ended September 30, 2014 as we focused our attention on the planning for our Phase 3 clinical trial using FP187 for the treatment of MS using primarily internal resources which resulted in a decrease in development costs from $4.9 million in 2013 to $2.3 million in 2014. Other research and development costs were consistent period to period.

General and administrative costs for the nine month periods ended September 30, 2014 and 2013

The general and administrative costs for the nine month period ended September 30 increased substantially from $627,000 in 2013 to $5.2 million in 2014 primarily because we incurred costs related to the preparation for our IPO in the amount of $1.6 million. Our share-based compensation also increased from zero in 2013 to $1.7 million in 2014 due to new hires including our Chief Financial Officer in August 2014. In addition, during the three months ended September 30, 2014 we opened an office in the United States and hired additional personnel and engaged an investor relations firm that resulted in additional expenses of $250,000.

Finance costs (net) for the nine month periods ended September 30, 2014 and 2013

Finance costs net related to the fair value adjustment to net settlement obligations of our investor warrants were $1.0 million for the first nine months of 2014, compared to a finance income of $2.1 million for the same period in 2013. This increase was primarily due to an increase in the fair value of underlying share price from December 31, 2013 to March 17, 2014 (the settlement date) while it did not change during the first nine months of 2013. During 2013, although the share price did not change during the first nine months of 2013, the expected term of the investor warrants was reduced resulting in a gain during this period warrants as management changed this assumption based on new information that indicated that the investor warrants would be exercised after five months compared to earlier estimates of a longer term.

Other finance costs in 2014 consisted of interest on convertible debt (that converted to equity on March 17, 2014), interest on the Loans that were drawn down during the three months ended September 30, 2014 and an adjustment to increase the carrying value of the Loans to fair value of approximately $3.9 million. The terms of the Loans required automatic conversion to ordinary shares in connection with our IPO. Accordingly, at the time of the Company’s IPO in October 2014, the Loans converted into approximately 1.2 million ordinary shares.

Liquidity and Capital Resources

Cash flows

Comparison of the nine month periods ended September 30, 2014 and 2013

Our cash and cash equivalents as of September 30, 2014 and 2013 were $16.9 million and $1.2 million respectively. The table below summarizes our consolidated statement of cash flows for each of the nine month periods ended September 30, 2014 and 2013:

	Nine month period ended September 30, (Unaudited)
	2014	2013
	(USD in thousands)
Net cash flows used in operating activities	(8,139)	(4,826)
Net cash flows from investing activities	(5)	(1)
Net cash flows from financing activities	23,260	5,176

Net cash flows used in operating activities increased to $8.1 million in the nine month period ended September 30, 2014, from $4.8 million in the nine month period ended September 30, 2013, primarily due to an increase in research and development costs and general and administrative expenses as discussed above.

Net cash flows from financing activities increase to $23.3 million in the nine month period ended September 30, 2014 from $5.2 million in the nine month period ended September 30, 2013. This increase was primarily due to proceeds received from two convertible loans totaling $21.3 million partially offset by $3.2 million from lower proceeds received in 2014 from the sale of Class B shares in 2013 and exercise of warrants to purchase Class A shares in 2014.

Cash and funding sources

The table below summarizes our sources of financing and related cash proceeds for the nine month period ended September 30, 2014 and 2013.

	Nine month period ended September 30,
	2014	2013
	(USD in thousands)
Equity capital	1,976	5,176
Shareholder loans	21,284	0

We entered into a convertible loan agreement on May 30, 2014 providing for borrowings up to €8.35 million. The full amount available under the convertible loan was drawn down during the three month period ended September 30, 2014. The convertible loan bore interest at a rate of 10% per annum and had a December 31, 2018 maturity date with interest accruing until maturity. Under the terms of the convertible loan agreement the principal together with accrued interest was mandatorily convertible into ordinary shares in connection with the IPO at the public offering price less a 15% discount. On completion of the IPO in October 2014 the convertible loan was converted into approximately 602,000 ordinary shares.

We entered into a second convertible loan agreement on August 6, 2014 providing for borrowings up to $10.0 million. The full amount available under the convertible loan agreement was drawn down during the three month period ended September 30, 2014.  The convertible loan bore interest at a rate of 10% per annum and had a December 31, 2018 maturity date with interest accruing until maturity. Under the terms of this second convertible loan agreement the principal together with accrued interest was mandatorily convertible into ordinary shares in connection with the IPO at the public offering price less a 15% discount. On completion of the IPO in October 2014 the convertible loan converted into approximately 566,000 ordinary shares.

During 2014 we issued Class B shares that yielded proceeds to the Company of approximately $1.9 million and there were exercises of warrants that yielded approximately $100,000.

The equity capital raised during the nine months ended September 30, 2013 was the result of sale of Class B shares in consideration for approximately $5.1 million.

Funding requirements

We believe that the net proceeds from our recent IPO, together with our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•                  our product development and increasing production capacity to commercial scale;

•                  technology transfer in connection with our efforts to identify additional CMOs;

•                  the scope and timing of our pre-clinical and clinical testing programs including our phase 3 program for FP 187 which we expect will commence in 2015

•                  successful planning and implementation of the required clinical development programs for FP187, particularly for the MS indication, but also for the planned psoriasis indication;

•                  our establishment of an internal organization and structure needed for a public company, including the hiring of additional personnel and developing appropriate policies and procedures; and

•                  our ability to defend and protect of our intellectual property rights.

Capital Expenditures

We use outside contractors and service providers extensively to meet our operating needs and therefore we incur very little cost to build and maintain our infrastructure. Accordingly, our capital expenditures to date have not been significant and we currently do not have any significant capital expenditures planned for the foreseeable future.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk.

Market risk

Foreign currency exchange rate risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, or USD, British pound sterling, or GBP, and the Euro.

Forward Pharma A/S’ functional currency is the Danish Kroner, or DKK, our wholly owned subsidiary Forward Pharma GmbH’s functional currency is the Euro, and our wholly owned subsidiary Forward Pharma USA, LLC’s (which was formed on July 25, 2014) functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in Euro and therefore we are impacted by changes in foreign currency exchange rates.

Since completing our IPO in October 2014 we have over $200 million in cash and cash equivalents that have been invested in interest bearing instruments in USD, GBP or Euro denominations with maturities ranging from demand accounts to 3 years. While we intended to structure the currencies and maturities of said investments to be consistent with our projected cash requirements strengthening or weakening of the USD, DKK, GBP or the Euro could have a material impact, which could be negative, on our financial position and results of operations.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures. To date, we have had no material financial impact as a result of foreign currency changes.

We estimate a 10% increase in the value of the U.S. dollar relative to Euro and the DKK would have decreased our net loss for the three months ended September 30, 2014 by approximately $833,000 and we estimate that our net loss for the nine months ended September 30, 2014 would have decreased by approximately $1.8 million.  A 10% decrease in the value of the U.S. dollar relative to foreign currencies during the three and nine months ended September 30, 2014 would have increased our net loss for the three and nine months ended September 30, 2014 by corresponding amounts.

Interest rate risk

Our investment strategy is to protect principal and accordingly we invest in only highly rated financial instruments with maturities not exceeding 3 years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. If interest rates rise in the future it could, however, negatively impact our financial position and could result in realized losses if we need to dispose of an investment before it matures.

Credit Risk

Our liquid assets are primarily invested in government issued debt instruments with maturities of 3 years or less. We do not trade for speculative purposes nor do we invest in equity instruments or derivatives. We intend to hold our debt instruments until maturity. Our investment criteria requires preservation of capital by investing in a diversified group of highly rated debt instruments

Liquidity Risk

We believe that the net proceeds from the IPO together our cash and cash equivalents held at September 30, 2014, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

Critical Accounting Policies

There have been no significant changes to the critical accounting policies as disclosed in our Registration Statement on Form F-1 that was originally filed with the Securities & Exchange Commission on August 11, 2014, as amended.

Internal control over financial reporting

In connection with the audits of our 2013 and 2012 financial statements which were completed concurrently, our independent registered public accounting firm identified a material weakness related to our financial statement close process, primarily related to the lack of sufficient skilled personnel with IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Specifically, our independent registered public accounting firm determined that we did not have adequate procedures and controls to ensure that accurate financial statements could have been prepared and reviewed on a timely basis for annual and interim reporting purposes, including insufficient financial statement close process and procedures including account reconciliations, the resolution of complex accounting issues involving significant judgment and estimates and overall review of the financial statements.

Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We are working to remediate the material weakness and have taken numerous steps and plan to take additional steps to remediate the underlying causes of the material weakness. We recently engaged a full-time Chief Financial Officer and a Controller and plan to recruit additional finance support personnel and further develop and implement formal policies, processes and documentation procedures relating to our financial reporting. The actions that we are taking are subject to ongoing executive management review and audit committee oversight, however our initiatives may not prove to be successful in addressing the material weakness. If we are unable to successfully address the material weakness, and if we are unable to produce accurate and timely financial statements, our ADS price may be adversely affected and we may be unable to comply with applicable stock exchange listing requirements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: December 19, 2014	By:	/s/ Joel Sendek
Joel Sendek
Chief Financial Officer